SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
(RULE 14d-l00)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(I) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Affiliated Computer Services, Inc.
(Name of Subject Company (Issuer))
Affiliated Computer Services, Inc.
(Names of Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
008190100
(CUSIP Number of Class of Securities)
William L. Deckelman, Jr.
Executive Vice President and General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, TX 75204
(214) 841-6111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Neel Lemon
Sarah Rechter
Baker Botts L.L.P.
2001 Ross Avenue, Suite 600
Dallas, Texas 75201
(214) 953-6500
CALCULATION OF FILING FEE

Transaction Valuation* $3,496,500,000	Amount of Filing Fee** $374,125.50

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 55,500,000 shares of the outstanding Class A Common Stock, par value $0.01 per share, at a price per share of $63.00 in cash.

**	The amount of the filing fee equals $107.00 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 as amended.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $374,125.50 Form or Registration No.: Schedule TO	Filing Party: Affiliated Computer Services, Inc. Date Filed: February 9, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-l.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 11
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX

SCHEDULE TO
     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) filed by Affiliated Computer Services, Inc., a Delaware corporation (“ACS” or the “Company”), on February 9, 2006 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 55,500,000 shares of its Class A Common Stock, par value $0.01 per share, including the associated stock purchase rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).
     All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), is hereby expressly incorporated in this Amendment by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

     Items 1 through 11
     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, are hereby amended as follows:
1.	The Company has extended the Expiration Date of the Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on Friday, March 10, 2006, until 5:00 p.m., New York City time, on Friday, March 17, 2006, unless further extended by the Company.

2.	The fourth bullet point under the paragraph entitled “Incorporation by Reference” under the caption “10. Certain Information Concerning Us” on page 37 of the Offer to Purchase is amended and restated to read in its entirety as follows:
“• Current reports on Form 8-K, as filed on July 1, 2005, August 4, 2005*, August 10, 2005*, August 29, 2005, August 31, 2005, September 14, 2005, September 30, 2005, October 3, 2005, October 3, 2005, October 20, 2005*, October 26, 2005*, November 16, 2005, December 12, 2005, January 17, 2006*, January 26, 2006*, January 27, 2006, February 1, 2006*, February 6, 2006, February 16, 2006, March 6, 2006 and March 13, 2006.”
     Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(K)	Press Release dated March 10, 2006, announcing the extension of the expiration date of the Offer (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on March 13, 2006 and incorporated herein by reference).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Affiliated Computer Services, Inc.

By:	/s/ Warren D. Edwards

Name:	Warren D. Edwards
Title:	Executive Vice President and Chief Financial Officer
Dated: March 10, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase for Cash, dated February 9, 2006.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Letter to Participants in the ACS Savings Plan.*

(a)(5)(A)	Press Release dated January 26, 2006, announcing the Offer (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K on January 26, 2006, and incorporated herein by reference).

(a)(5)(B)	Form of Summary Advertisement.*

(a)(5)(C)	Letter to Shareholders.*

(a)(5)(D)	Letter to Holders of Stock Options.*

(a)(5)(E)	The information set forth in Item 8.01 of the Company’s Current Report on Form 8-K on January 26, 2006 and incorporated herein by reference.

(a)(5)(F)	The Company’s Current Report on Form 8-K on January 27, 2006 regarding the Offer and incorporated herein by reference.

(a)(5)(G)	The Company’s Current Report on Form 8-K on February 1, 2006 regarding the Offer and incorporated herein by reference.

(a)(5)(H)	The Company’s Current Report on Form 8-K on February 6, 2006 regarding the Offer and incorporated herein by reference.

(a)(5)(I)	Press Release dated February 9, 2006, announcing the commencement of the Offer.*

(a)(5)(J)	Message on ACS Savings Plan website.*

(a)(5)(K)	Press Release dated March 10, 2006, announcing the extension of the expiration date of the Offer (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on March 13, 2006 and incorporated herein by reference).

(b)(1)	Commitment letter, dated January 26, 2006, by and between Affiliated Computer Services, Inc. and Citigroup Global Markets Inc., on behalf of itself and its affiliates.*

(d)(1)	Amended Stock Option Plan of the Company (filed as Exhibit 10.1 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 15, 1994, File No. 33-79394 and incorporated herein by reference).

(d)(2)	1997 Stock Incentive Plan of the Company (filed as Appendix D to our Joint Proxy Statement on Schedule 14A, filed November 14, 1997 and incorporated herein by reference).

Exhibit No.	Description

(d)(3)	Amendment No. 1 to 1997 Stock Incentive Plan of the Company, dated as of October 28, 2004 (filed as Exhibit 4.6 to our Registration Statement on Form S-8, filed December 6, 2005 and incorporated herein by reference).

(d)(4)	Form of Directors Indemnification Agreement (filed as Exhibit 10.20 to Amendment No. 3 to our Registration Statement on Form S-1, filed August 23, 1994, File No. 33-79394 and incorporated herein by reference).

(d)(5)	Form of Severance Agreement, each dated as of March 1, 2004 except as otherwise noted, by and between Affiliated Computer Services, Inc. and each of Jeffrey A. Rich, Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell (September 14, 2004), John Brophy and William L. Deckelman, Jr. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed May 17, 2004 and incorporated herein by reference).

(d)(6)	Form of Amendment No. 1 to Severance Agreement, each dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and each of Jeffrey A. Rich, Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell, John Brophy and William L. Deckelman, Jr. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).

(d)(7)	Severance Agreement, dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and John Rexford (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).

(d)(8)	Severance Agreement, dated as of June 13, 2005, by and between Affiliated Computer Services, Inc. and Tom Burlin (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 16, 2005 and incorporated herein by reference).

(d)(9)	Supplemental Executive Retirement Agreement, dated as of December 15, 1998, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.13 to our Annual Report on Form 10-K, filed September 29, 1999 and incorporated herein by reference).

(d)(10)	Amendment to Supplemental Executive Retirement Agreement, dated as of November 13, 2003, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).

(d)(11)	Amendment No. 2 to Supplemental Executive Retirement Agreement, dated as of June 30, 2005, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 1, 2005 and incorporated herein by reference).

(d)(12)	Employment Agreement, dated February 16, 1999 between the Company and Darwin Deason (filed as Exhibit 10(iii)(A) to our Quarterly Report on Form 10-Q, filed May 17, 1999 and incorporated herein by reference).

(d)(13)	Affiliated Computer Services, Inc. 401(k) Supplemental Plan, effective as of July 1, 2000, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2004 and incorporated herein by reference).

(d)(14)	Affiliated Computer Services, Inc. Executive Benefit Plan, effective as of January 1, 2002, as amended (filed as Item 10.15 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).

Exhibit No.	Description

(d)(15)	Summary of Independent Director Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed August 29, 2005 and incorporated herein by reference).

(d)(16)	Form of Stock Option Agreement (filed as Item 10.17 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).

(d)(17)	Form of Stock Option Agreement (UK grant) (filed as Item 10.18 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).

(d)(18)	Amended and Restated Rights Agreement, dated April 2, 1999, between Affiliated Computer Services, Inc. and First City Transfer Company, as Rights Agent (filed as Exhibit 4.1 on our Current Report on Form 8-K, filed May 19, 1999 and incorporated herein by reference).

(d)(19)	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of February 5, 2002, by and between Affiliated Computer Services, Inc. and First City Transfer Company (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed February 6, 2002 and incorporated herein by reference).

(d)(20)	Voting Agreement, dated as of February 9, 2006 by and between Affiliated Computer Services, Inc. and Darwin Deason. (Filed as Exhibit 9.1 to our Quarterly Report on Form 10-Q, filed February 9, 2006 and incorporated herein by reference).

(d)(21)	Independent Director Special Compensation (January 2006) (filed as Item 5 of Part II to our Quarterly Report on Form 10-Q filed February 9, 2006 and incorporated herein by reference).

*	Previously filed on Schedule TO on February 9, 2006.